



FORM C-AR
(Annual Report)
As of December 31, 2021

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Name of Issuer	STICKY FINGERS SWEETS & EATS, INC.
DBA	STICKY FINGERS SWEETS & EATS, INC.
Form of Entity	Corporation
Jurisdiction of Incorporation / Organization	District of Columbia
Date of Organization	June 3, 2002
Physical Address of Issuer	1370 Park Road NW
Washington, DC 20002
Website of Issuer	https://www.stickyfingersbakery.com/
Intermediary Name	SMBX, LLC
Intermediary CIK	0001707214
Intermediary SEC File Number	007-00129
Intermediary CRD Number	290186

1. **Type of security offered:**

   ☐ Common Stock
   ☐ Preferred Stock
   ☒ Debt
   ☐ Other

   If Other, describe the security offered: N/A

2. **Current number of employees: 10**



3. **Financial Summary of Issuer:**

Fiscal year-end is December 31

Financial Overview	FY20	FY21
Total Assets	$563,930	$898,954
Cash and Cash Equivalents	$143,041	$752,427
Accounts Receivable	$698	$2,685
Short-Term Debt	$79,029	$11,520
Long-Term Debt	$640,828	$500,000
Revenue	$1,017,274	$676,864
Cost of Goods Sold	$300,467	$105,509
Taxes	$1,000	$0
Net Income	$193,343	$197,631

ANNUAL REPORT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. **Name of Issuer: STICKY FINGERS SWEETS & EATS, INC.**

   COMPANY ELIGIBILITY

   NOTE: If any of the following statements is not true, then you are <u>NOT</u> eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

2. ☒ **Check this box to certify that all of the following statements are true for the issuer:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   ☐ Yes

☒ No

If yes, please explain: N/A

DIRECTORS OF THE COMPANY

4. **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer. List all positions and offices with the issuer held and the period of time in which the director served in the position or office:**

Name of Director	Dates of Board Service	Principal Occupation	Employer	Dates of Service	Title / Position	Principal Business
Doron Petersan	2002 - Present	Owner	Sticky Fingers Sweets & Eats, Inc.	2002 - Present	President	Vegan Baked and Cooked Goods
Peter Petersan	2002 - Present	Attorney	Humane Society of the United States	2011 - Present	Vice President	Law

OFFICERS OF THE COMPANY

NOTE: The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

Name of Officer	Title / Position	Dates of Service	Responsibilities
Doron Petersan	Owner	2002 - Present	President & Owner
Peter Petersan	Vice President	2011- Present	Vice President

5. **Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer. List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:**

N/A

PRINCIPAL SECURITY HOLDERS

NOTE: The following information must be provided as of a date that is no more than 120 days prior to the date of filing of this annual statement.

6. **Provide the name of ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

Name of Holder	% of Voting Power as of 12/31/21
Doron Petersan	100%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Sticky Fingers Sweets & Eats, Inc. (NAICS 311821) is a Washington DC based vegan baked goods and casual dining establishment. Sticky Fingers Sweets & Eats, Inc. offers their clients customizable vegan, cholesterol, nut and gluten free, Kosher, sweet and savory products for dining in, take away and catering options.

OWNERSHIP AND CAPITAL STRUCTURE

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

A. To the issuer;
B. To an accredited investor;
C. As part of an offering registered with the U.S. Securities and Exchange Commission; or
D. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D (same methodology for Regulation Crowdfunding), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

1. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

N/A

Describe any other rights, if applicable: N/A

1. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

N/A

2. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

☐ Yes
☒ No

If yes, please explain the following:

3. **How could the exercise of rights held by the principal shareholders identified above affect the purchasers of the securities being offered?**

N/A

4. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?**

N/A

5. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

N/A

6. **What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

   A.   Additional Issuances of Securities
   B.   Issuer Repurchases of Securities
   C.   A Sale of the Issuer or of Assets of the Issuer
   D.   Transactions with Related Parties

   N/A for all. This is a debt product.

7. **Describe the material terms of any indebtedness of the issuer:**

Creditor	Issue Date	Amount	Outstanding Principal + Interest/Fee	Interest Rate	Maturity Date	Current with Payments
SBA Loan	06/2020	$500,000	$500,000	3.75%	6/2050	deferred

8. **What other exempt offerings has the issuer conducted within the past three years?**

   N/A

9. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount in where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period in which any of the following persons had or is to have a direct or indirect material interest:**

   A.   any director or officer of the issuer;
   B.   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   C.   if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
   D.   or any immediate family member of any of the foregoing persons.

   ☐ Yes
   ☒ No

   If yes, for each such transaction, specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	N/A
Amount Invested	N/A
Transaction Type	N/A
Issue Date	N/A
Outstanding Principal plus Interest	N/A
Interest Rate	N/A
Relationship	N/A
Additional Comment	N/A

   NOTE: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

   Beneficial ownership shall be determined as of a date that is no more than 120 days prior to the date of filing of this annual statement and using the same calculation described in Question 6 of the above Annual Statement.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

1. **Does the issuer have an operating history?**

    ☒ Yes
    ☐ No

2. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    NOTE: The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided.

    For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

    For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

    These instructions refer to the issuer and its predecessors, if any.

    <u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

    You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this annual statement. Some of the information contained in this discussion and analysis, including information regarding the plans for our expansion involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to our ability to service our debt.

    <u>Overview</u>

    The Company's fiscal year-end is December 31.

    STICKY FINGERS SWEETS & EATS, INC. (NAICS) is a Washington DC based vegan baked goods and casual dining establishment. **Sticky Fingers Sweets & Eats, Inc.** offers their clients customizable vegan, cholesterol, nut and gluten free, Kosher sweet and savory products for dining in, take away and catering options.

    STICKY FINGERS SWEETS & EATS, INC. began operations in June 2002. For FY21, the Company generated $676,864 in revenue and $197,631 of net income. During 2020 the company posted $1,017,274 in revenues/sales and net income of $193,343. These financial results are historical and not representative of what investors should expect in the future.

    <u>Milestones</u>

    STICKY FINGERS SWEETS & EATS, INC. was started in 1999 in Doron's kitchen before growing into a basement storefront and more recently into a bakery and casual eating establishment that is a haven for foodies and the health conscious alike. Doron Petersan is a two-time winner of the Food Network's Cupcake Wars, and Sticky Fingers Sweets & Eats, Inc. has been featured in the Washingtonian, The Daily Planet and Veg News. Doron Petersan is a graduate of University of Maryland with a degree in Dietetics.

    <u>Historical Results of Operations</u>

    *   Revenues and gross margin. During FY20 and FY21, the Company generated revenues of $1,017,274 and $676,864, respectively, while gross margins were 70% and 84%, respectively. This change reflected the impact of the pandemic, which drove deterioration in demand for most of the Company's products and services.
    *   Net income. For FY20 and FY21, the business generated earnings of $193,343 and $197,631, respectively, as the decline in overall revenue was counteracted by increased efficiency in operating expenses.
    *   Assets. Total assets changed from $563,930 at year-end FY20 to $898,954 at year-end FY21.

- Debt. Total debt was $719,857 at year-end FY20 and $511,520 at year-end FY21.

Related Party Transactions

See Ownership and Capital Structure section.

Liquidity & Capital Resources

Of the Company's total assets of $898,954 at December 31, 2021, $772,375 were reported as current assets. This includes cash of $752,427 and accounts receivable of $2,685.

FINANCIAL INFORMATION

Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix, Financial Statements

NOTE: Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements. _If the financial statements are not audited, they shall be labeled as "unaudited."_

If financial statements of the issuer are available that have been _audited_ by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a _signed audit report_ and need not include the reviewed financial statements.

A principal executive officer certifying financial statements must provide the following certification:

I, Doron Petersan, certify that:

1. The financial statements of STICKY FINGERS SWEETS & EATS, INC. included in this Form are true and complete in all material respects;

and

2. The tax return information of STICKY FINGERS SWEETS & EATS, INC. included in this Form reflects accurately the information reported on the tax return for STICKY FINGERS SWEETS & EATS, INC. filed for the most recent fiscal year ended December 31.

Doron Petersan
[Signature]

President & Owner
[Title]

5/19/2022
_____
[Date]

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

STAKEHOLDER ELIGIBILITY

If you would have answered "Yes" to any of the following questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**

    A.   In connection with the purchase or sale of any security?

    ☐ Yes
    ☒ No

    B.   Involving the making of any false filing with the Commission?

    ☐ Yes
    ☒ No

    C.   Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    ☐ Yes
    ☒ No

    If yes to any of the above, please explain: N/A

2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**

    A.   In connection with the purchase or sale of any security?

    ☐ Yes
    ☒ No

    B.   Involving the making of any false filing with the Commission?

    ☐ Yes
    ☒ No

    C.   Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    ☐ Yes
    ☒ No

    If yes to any of the above, please explain: N/A

3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**

    A.   At the time of the filing of this offering statement bars the person from:

    i.   Association with an entity regulated by such commission, authority, agency or officer?

☐ Yes
☒ No

ii.   Engaging in the business of securities, insurance or banking?

☐ Yes
☒ No

iii.   Engaging in savings association or credit union activities?

☐ Yes
☒ No

B.   Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

☐ Yes
☒ No

If yes to any of the above, please explain: N/A

4.   **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**

A.   Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

☐ Yes
☒ No

B.   Places limitations on the activities, functions or operations of such person?

☐ Yes
☒ No

C.   Bars such person from being associated with any entity or from participating in the offering of any penny stock?

☐ Yes
☒ No

If yes to any of the above, please explain: N/A

5.   **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

A.   Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

☐ Yes
☒ No

B.   Section 5 of the Securities Act?

☐ Yes
☒ No

10

If yes to any of the above, please explain: N/A

6.   **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**

☐ Yes
☒ No

If yes to any of the above, please explain: N/A

7.   **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**

☐ Yes
☒ No

If yes to any of the above, please explain: N/A

8.   **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

☐ Yes
☒ No

If yes to any of the above, please explain: N/A

SMB X

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the intermediary's website under the offering's Issuer Financial Information section at:

https://thesmbx.com

The issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, at least three annual reports and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities;
5) the issuer liquidates or dissolves its business in accordance with state law.

APPENDICES

Appendix A: Financial Statements